Molecular Pharmacology (USA) Limited
Drug Discovery Center, 284 Oxford Street, Leederville 6007 Perth, Western Australia

May 19, 2009

BY FAX & EDGAR

Attention: Tabatha Akins, Mary Mast, and Jim Rosenberg
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549 0405

Dear Ms. Akins, Ms. Mast, and Mr. Rosenberg,

Re: Molecular Pharmacology (USA) Limited ("Molecular")
Form 10-KSB for the Fiscal Year Ended June 30, 2008 - File No. 000-50156

We confirm receipt of your letter dated March 24, 2009, which provided your comments on our Form 10-KSB filed for the fiscal year ended June 30, 2008 ("Form 10-KSB").

We will file a full response to your letter on or before June 1, 2009. We require more time as we are revising our financial statements to include audited statements of income, cash flows and stockholders' equity for two full 12 month periods (June 30, 2008 and our previous year end October 31, 2006) as well as the eight month period ended June 30, 2007.

We trust you will find the enclosed in order.

Yours Truly,

MOLECULAR PHARMACOLOGY (USA) LIMITED

/s/ Jeffrey D. Edwards

Per:
        Jeffrey D. Edwards

c. Molecular Pharmacology Limited
Pharmanet Group Limited
James Stafford, Chartered Accountants